VIA EDGAR

November 13, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Benjamin Richie

Lauren Nguyen

Julie Sherman

Terence O’Brien

Re.:	Capstone Dental Pubco, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed November 7, 2023
File No. 333-274297

To Whom it May Concern:

Capstone Dental Pubco, Inc. (the “Company”) hereby submits the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission,” or the “SEC”) dated November 9, 2023, relating to the above referenced Amendment No. 3 to Registration Statement on Form S-4 (File 333-274297) filed by the Company on November 7, 2023 (the “Form S-4”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 4 to the Form S-4 (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

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Amendment No. 4 to Registration Statement on Form S-4

Discounted Cash Flow Analysis, page 134

1.

Refer to our prior comment 4. We note as part of your revised disclosure, “In addition, several of the markets in which Keystone operates or intends to operate are mature markets, which makes projections extended to 10 years, while still uncertain, somewhat more predictable. Accordingly, Ladenburg believes that extending the projections to 10 years provides a more accurate depiction of Keystone’s future trajectory and the factors influencing Keystone’s Unlevered Free Cash Flow.” Please further revise your disclosure to explain in sufficient detail why you believe a more mature market indicates that your projections for Keystone are more predictable. Please also revise to remove any reference to accuracy with regards to your discussion of projections and balance your discussion with the significant uncertainties with projections to ten years.

Response: In response to the Staff’s comments, the Company proposes to revise the relevant disclosure to read as follows:

“Keystone’s consolidated sales forecasts hinge on assumptions primarily based on the innovative “Nexus” product and Keystone’s Implants and Biomaterials revenue streams. While current revenues from “Nexus” are approximately 20% of total sales, anticipated growth is significant going out past 2-3 years. Keystone’s projections foresee a large ramp up in sales for “Nexus” for the next few years followed by moderation of the growth rate from 2028 onward. Meanwhile, Keystone foresees a continuous 14% growth rate for the Implants and Biomaterials product sales starting in 2027. These projections consider gradual market penetration, consumer adoption patterns in the dental care market and continual product enhancements due to ongoing research and development. In addition, several of the markets in which Keystone operates or intends to operate are mature markets. Achieving sustained growth rates in mature markets, especially in later years, can be challenging, but having experience in these mature markets can provide greater understanding of the factors, such as investment in research and development and growth of direct sales force, that in the past have contributed to the company’s success in these markets. Accordingly, Ladenburg believes that extending the projections to 10 years, while highly uncertain and which can be unreliable (as described in the following paragraph), provides a reasonable basis for analyzing the factors influencing Keystone’s Unlevered Free Cash Flow.

The summary set forth above does not purport to be a complete description of all the analyses performed by Ladenburg. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Ladenburg did not attribute any particular weight to any analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Ladenburg believed, and advised the Check-Cap board of directors, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying the Ladenburg Opinion. In performing its analyses, Ladenburg made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Check-Cap and Keystone. These analyses performed by Ladenburg are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. In particular, projections extending past 2-3 years are highly uncertain and can be unreliable, especially when these projections contemplate significant growth rates in later years. None of Check-Cap, Keystone, Ladenburg or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Ladenburg and the Ladenburg Opinion were among several factors taken into consideration by the Check-Cap board of directors in making its decision to enter into the Business Combination Agreement and should not be considered as determinative of such a decision.”

2.

We note the assumption that the “Check-Cap board confirmed that revenues should grow at a rapid pace in the first 6-7 years, averaging a 19.0% growth rate between the years of 2023 through 2027, on the basis that comparable companies generally achieve their highest market share during this period, while decreasing to average approximately 17% year over year from 2028 to 2033.” Revise to substantiate the basis for this assumption and describe the “comparable companies” or clarify that the comparable companies considered are described at page 132. Please also revise to balance your disclosure here and throughout to remove any implication that revenues “should” grow at the projected rates. We note disclosure elsewhere in your filing which highlight the history of significant net losses, your expectation to continue to incur operating losses for the foreseeable future and you may not be able to achieve or sustain profitability.

Response: In response to the Staff’s comments, the Company proposes to revise the relevant disclosure to read as follows:

“Though projections extending past 2-3 years are highly uncertain and can be unreliable, the Check-Cap board believed, based on the performance of the Selected Publicly Traded Companies, and the assumption that Keystone would continue to develop and introduce innovative new products that would gain acceptance in existing and new markets, that Keystone’s consolidated revenues could reasonably be expected to average a 19.0% growth rate between the years of 2023 through 2027, while decreasing to average approximately 17% year over year from 2028 to 2033.”

Legal Proceedings, page 236

3.

We note your revised disclosure regarding Symetryx Corp. and their lawsuit against Check-Cap and its directors in the Haifa District Court. Here, and on page 121, please include a description of the factual basis alleged to underlie the proceeding, the relief sought and up to date information regarding the company’s response to, both, the claim and all related pleadings. As appropriate, please also describe any material attendant risks related to this proceeding and its impact on Check-Cap and the consummation of the merger transaction.

Response: The Company will include up to date information regarding this claim in the relevant sections of the Registration Statement and has added this information in a new section entitled “Information About Check-Cap – Legal Proceedings”.

4.

We note your response to prior comment 8 and your removal of certain distribution agreements as exhibits to your registration statement. At an appropriate section of your filing, please generally describe your distribution arrangements and related terms.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 219 of Amendment No. 4.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at atamir@keystonedental.com or at (781) 492-5382 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Amnon Tamir
Amnon Tamir, Chief Financial Officer

cc:	Derick Kauffman, Esq., and Marc Rosenstein, Esq., Stevens & Lee
Adam M. Klein, Adv., and Ephraim Friedman, Adv., Goldfarb Gross Seligman & Co.

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